# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Magnera Corporation, CIK 0000041719
CUSIP: 55939A107
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 9335 Harris Corners Pkwy, Suite 300, Charlotte, North Carolina (NC), 28269
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001446114

## Reporting persons
- Ancora Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Nevada (NV); sole voting power 1,653,680; shared voting power 229,696; sole dispositive power 1,653,680; shared dispositive power 0; aggregate amount beneficially owned 1,883,376 (5.33% of the class)

## Item 1. Issuer
Name of issuer: Magnera Corporation
Address of issuer's principal executive offices: 9335 Harris Corners Pkwy, Suite 300

## Item 2. Person Filing
Name of person filing: Ancora Advisors, LLC
Address of principal business office or, if none, residence:
6060 Parkland Blvd. Suite 200
Cleveland, OH 44124
Citizenship: Each of the Reporting Persons is a United States company or United States Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1883376
Percent of class: 5.33
Sole power to vote or to direct the vote: 1653680
Shared power to vote or to direct the vote: 229696
Sole power to dispose or to direct the disposition: 1653680
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Ancora Holdings Group, LLC is the parent company of four investment advisors registered with the SEC under the Investment Advisors Act, as amended: Ancora Advisors LLC, Ancora Alternatives LLC, Ancora Family Wealth Advisors, & Ancora Retirement Plan Advisors (collectively, the "Ancora RIAs"). This statement is filed by Ancora Advisors, LLC and includes, if applicable, Shares that may be deemed to be beneficially owned by the other Ancora RIAs. Ancora Advisors, LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora/Thelen Small-Mid Cap Fund, Ancora Dividend Value Equity Fund and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended. The address of the principal office of Ancora Advisors, LLC is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124.

Ancora has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Ancora's Private Funds, Merlin Partners, Ancora Catalyst LP, Ancora Impact Fund, Ancora Belator and their related SPV, series and managed accounts, as well as the Ancora Family of Mutual Funds. Ancora disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Other than as disclosed immediately below, during the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On December 18, 2018, Ancora Advisors LLC entered into a settlement with the SEC regarding the violation of Section 206(4) under the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-5 thereunder, due to the contributing of more than the allowable $350 contribution to certain political campaigns. Ancora consented to the Order and paid a penalty in the amount of $100,000.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ancora Advisors, LLC: /s/ Frederick DiSanto, Chairman and Chief Executive Officer (01/07/2025)